UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

AURIZON MINES LTD.

(Name of Subject Company (Issuer))

ALAMOS GOLD INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada

M5H 3P5

(416) 368-9932

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000	Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario M5K 1N2 Attention: Kevin M. Morris (416) 865-0040

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$568,397,418.48	US$77,529.41

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$3.24, which is the average of the high and low sale prices of Aurizon Mines Ltd. common shares (the “Common Shares”) as reported on the NYSE MKT on December 24, 2012, and (ii) 175,431,302, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos Gold Inc. and its affiliates.
**	The amount of filing fee is calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:	US$36,034.39 Form F-10 Alamos Gold Inc. January 14, 2013

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:	US$41,495.02 Schedule TO Alamos Gold Inc. January 14, 2013

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	THIRD–PARTY TENDER OFFER SUBJECT TO RULE 14D–1.
☐	ISSUER TENDER OFFER SUBJECT TO RULE 13E–4.
☐	GOING–PRIVATE TRANSACTION SUBJECT TO RULE 13E–3.
☐	AMENDMENT TO SCHEDULE 13D UNDER RULE 13D–2.

☒	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 18 (this “Amendment No. 18”) amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2013 (as amended, the “Schedule TO”) by Alamos Gold Inc., a corporation existing under the laws of British Columbia (“Alamos”).

The Schedule TO relates to the offer to purchase (the “Offer”) by Alamos for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos and its affiliates. The Offer is subject to the terms and conditions set forth in Alamos’ Offer and Circular dated January 14, 2013 (the “Offer and Circular”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, as amended by the Notice of Extension and Variation dated February 19, 2013 (the “First Notice of Extension and Variation”), a copy of which was filed Exhibit (a)(1)(xii) to Amendment No. 10 to the Schedule TO, and as further amended by the Notice of Extension and Variation dated March 6, 2013 (the “Second Notice of Extension and Variation”), a copy of which was filed as Exhibit (a)(1)(xv) to Amendment No. 14 to the Schedule TO.

The information set forth in the Offer and Circular, the First Notice of Extension and Variation, the Second Notice of Extension and Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein.

Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported on the Schedule TO.

Item 4.        Terms of the Transaction.

On March 20, 2013, Alamos issued a press release announcing that (i) it would not extend the Offer because the condition to the Offer set forth in Section 4(b)(viii) (the “Condition”) of the Offer and Circular was not satisfied prior to the expiration of the Offer; and (ii) it would not take up any Common Shares tendered to the Offer. The Condition stipulated that Alamos shall have the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Common Shares deposited under the Offer, if at or prior to the Expiry Time (as defined in the Circular) neither Aurizon nor any of its entities (as defined in the Circular) shall have, on or after January 11, 2013, taken any action, or authorized, recommended, proposed or announced the intention to take any action, having the effect of impairing the ability of Alamos to acquire Aurizon, otherwise diminishing the expected economic value to Alamos of the acquisition of Aurizon or making it inadvisable, in Alamos’ reasonable judgment, for Alamos to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer, including any action or event related to any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, material joint venture or similar transaction involving Aurizon or any of its entities.

On March 3, 2013, Aurizon announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with 0963708 B.C. LTD. (“Acquireco”), a wholly owned subsidiary of Hecla Mining Company (“Hecla”), pursuant to which Aurizon, Acquireco and Hecla agreed to effect a combination of their respective businesses through an arrangement effected under the Business Corporations Act (British Columbia) on the terms and subject to the conditions set out in the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, Aurizon was obligated to pay Hecla a termination fee of C$27,200,000 (the “Break Fee”) upon the occurrence of certain events.

On March 12, 2013, Alamos filed an application (the “Application”) with the British Columbia Securities Commission (the “BCSC”) seeking an order to prevent payment of the Break Fee. On March 18, 2013, the BCSC rejected the Application. Therefore, Alamos believes that the Condition was not satisfied due to the Break Fee.

Alamos continues to review and monitor its options and alternatives with respect to its ownership of Common Shares in light of all relevant factors from time to time, including general market conditions, prevailing market prices for the Common Shares, the business and prospects of Aurizon and alternative investment opportunities available to Alamos. In light of prevailing factors, Alamos currently intends to explore opportunities to dispose of all or a portion of the Common Shares owned by it in the open market, through negotiated or private transactions or otherwise, in each case on such terms and at such times as Alamos may deem advisable. In the future, as a result of such review and monitoring and relevant factors that may prevail from time to time, Alamos may cease its exploration of opportunities to dispose of Common Shares, terminate or temporarily suspend any sales activities in which it is engaged or may acquire additional Common Shares or dispose of Common Shares or at any time and from time to time, in each case in the open market, through negotiated or private transactions or otherwise, and in each case on such terms and at such times as Alamos may deem advisable.

Item 6.        Purposes of the Transaction and Plans or Proposals.

See Item 4. above.

Item 11.        Additional Information.

See Item 4. above.

Item 12.        Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(xv)	Press Release dated March 19, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 19, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAMOS GOLD INC.

	By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal
Dated: March 20, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer and Circular dated January 14, 2013.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press Release dated January 14, 2013.*

(a)(1)(v)	Newspaper Advertisement dated January 14, 2013.*

(a)(1)(vi)	Annual Information Form, dated March 29, 2012, for the Year Ended December 31, 2011.*

(a)(1)(vii)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011, including Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010 and January 1, 2010 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2011 and December 31, 2010 and Related Notes, together with the Auditors’ Report thereon, contained therein.*

(a)(1)(viii)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011.*

(a)(1)(ix)	Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012, together with the Notes thereto.*

(a)(1)(x)	Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012.*

(a)(1)(xi)	Management Information Circular, dated April 26, 2012, in connection with the Annual Meeting of Shareholders Held on May 31, 2012.*

(a)(1)(xii)	Notice of Extension and Variation dated February 19, 2013.*

(a)(1)(xiii)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2012, including Consolidated Statements of Financial Position as at December 31, 2012 and December 31, 2011 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2012 and December 31, 2011 and Related Notes, together with the Auditor’s Report thereon, contained therein.*

(a)(1)(xiv)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2012.*

(a)(1)(xv)	Notice of Extension and Variation dated March 6, 2013.*

(a)(5)(i)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on January 15, 2013).*

(a)(5)(ii)	Press Release dated January 21, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on January 22, 2013).*

(a)(5)(iii)	Press Release dated January 24, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on January 24, 2013).*

(a)(5)(iv)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on January 29, 2013).*

(a)(5)(v)	Press Release dated February 6, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on February 7, 2013).*

(a)(5)(vi)	Press Release dated February 11, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on February 11, 2013).*

(a)(5)(vii)	Press Release dated February 18, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on February 19, 2013).*

(a)(5)(viii)	Press Release dated February 21, 2013.*

(a)(5)(ix)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on February 26, 2013).*

(a)(5)(x)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 4, 2013).*

(a)(5)(xi)	Press Release dated March 4, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 5, 2013).*

(a)(5)(xii)	Press Release dated March 5, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 5, 2013).*

(a)(5)(xiii)	Press Release dated March 12, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 12, 2013).*

(a)(5)(xiv)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 13, 2013).*

(a)(5)(xv)	Press Release dated March 19, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 19, 2013).

(d)(1)(i)	Share Purchase Agreement, dated January 13, 2013, between Precious Metals and Minerals Fund, a Series of USAA Mutual Funds Trust and Alamos Gold Inc.*

(d)(1)(ii)	Share Purchase Agreement, dated January 13, 2013, between Dynamic Precious Metals Fund and Dynamic Strategic Gold Class and Alamos Gold Inc.*

(d)(1)(iii)	Share Purchase Agreement, dated January 11, 2013, between Van Eck Associates Corporation and Alamos Gold Inc.*

(d)(1)(iv)	Share Purchase Agreement, dated January 10, 2013, between Montrusco Bolton Investments Inc. and Alamos Gold Inc.*

(g)(1)	Transcript of Alamos Gold Inc.’s Investor Presentation Held on January 14, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on January 17, 2013).*

(g)(2)	Transcript of Alamos Gold Inc.’s Investor Presentation Held on March 12, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 13, 2013).*

(g)(3)	Transcript of Interview between John A. McCluskey, President and Chief Executive Officer of Alamos Gold Inc., and The Business News Network on March 5, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 18, 2013).*

(g)(4)	Transcript of Interview between John A. McCluskey, President and Chief Executive Officer of Alamos Gold Inc., and The Business News Network on March 12, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 18, 2013).*